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ATES
ANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29671

SEC MAIL PROCESSING RECEIVED FEB 2 6 2002 WASHINGTON, D.C. 254 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Money Concepts Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7121 Fairway Drive, Suite 202
(No. and Street)

Palm Beach Gardens	FL	33418-3764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mario John Monteiro, VP, CFO & Financial Operations Principal — 561-472-2000 ext 2004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

777 S Flagler Dr., Suite 215	West Palm Beach	FL	33401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO
3-15-02

OATH OR AFFIRMATION

I, Denis S. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Concepts Capital Corp., as of December 31, 2000, [redacted] are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

IRENE JUDITH YANNETT
MY COMMISSION EXPIRES
March 12, 2005
#CC 999142
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of [redacted]. Operations
- [X] (d) Statement of [redacted]. Cash Flow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statement of Financial Condition
(Part II A of Form X-17A-5)

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, FL 33401-6162

Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statement of financial condition (Part II A of Form X-17A-5) of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part II A of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2001, in the form prescribed by the Securities and Exchange Commission, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		**2001**
Cash and cash equivalents	$	161,522
Commissions receivable		344,342
Deposit with clearing broker		25,000
Prepaid expenses and other assets		459,890
Deferred tax asset, net		41,616
	$	1,032,370
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	275,474
Accounts payable and accrued expenses		58,420
Income taxes payable to Parent		8,648
Total liabilities		342,542
Stockholder's equity:		
Common stock, no par value, stated value of $100 per share. Authorized, issued, and outstanding 100 shares		10,000
Additional paid-in capital		40,000
Retained earnings		639,828
Total stockholder's equity		689,828
	$	1,032,370

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment advisor (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment advisor, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of rule 15c3-3 of the Securities and Exchange Commission.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months as cash and cash equivalents.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2001, the Company's net capital was $635,554, which was $612,706 in excess of its required net capital of $22,848. The Company's net capital ratio was 0.54 to 1 at December 31, 2001.

(3) Related-Party Transactions

The Company paid approximately $318,000 during fiscal year 2001 for rent expense to the Parent. The lease is month-to-month and may be canceled at any time.

The Company entered into a management agreement with the Parent that requires the Company to pay the Parent 5% of total revenue of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, independent agent recruiting and training, among other items. During the year ended December 31, 2001, the Company paid management fees of $1,159,166, to the Parent.

(4) Defined Contribution Plan

The Company makes contributions to a defined contribution plan which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the year ended December 31, 2001, the Company incurred expenses of approximately $81,000, related to this plan.

(5) Prepaid Expenses and Other Assets

Included in prepaid expenses and other assets is a receivable of $450,000 from the related party in connection with an insurance recovery. The Company received the $450,000 from the related party on January 24, 2002.

(Continued)

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

(6) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2001 is as follows:

		2001
Deferred tax asset:		
Furniture and equipment	$	29,199
Accrued expenses		12,417
Total gross deferred tax asset		41,616
Less valuation allowance		—
Net deferred tax asset	$	41,616

(7) Contingencies

The Company is subject to lawsuits, claims, and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcomes from these matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that all matters are adequately covered by insurance or, if not covered, are without merit or are of such amounts as would not have a material adverse effect on the Company's financial position or results of operations.